Exhibit 99.1

Kenon’s Subsidiary OPC Announces Bond Offering

Singapore, September 2, 2020. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today that it is offering NIS 851 million (approximately $265 million) of Series C Bonds (the “Bond Offering”) to be listed on the Tel Aviv Stock Exchange ("TASE").

The Bond Offering consists of a preliminary offering to institutional investors, as well as a retail offering. Institutional investors have submitted orders for NIS 1,132 million (approximately $353 million) of bonds.  The final interest rate has not yet been determined, but the bonds are expected to bear interest at an annual rate of no more than 2.5%.

OPC indicated that it intends to use the proceeds from the offering for OPC's needs as may be determined from time to time by OPC's board of directors and/or the early repayment of project financing debt of OPC Rotem Ltd., a private company in which OPC has an 80% interest.

OPC estimates that fees for full early repayment of the Rotem project financing (if carried out), as of the current date, to be NIS 235 million (NIS 180 million net of taxes).

Completion of the Bond Offering is at the Company’s discretion and subject to receipt of the necessary approvals, including approval of the TASE, and an updated rating.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the Bond Offering, the price, amount and expected maximum interest rate for the bonds, the use of proceeds therefrom and estimated repayment costs for the project financing and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risks relating to market conditions, the risk that the contemplated offering does not proceed on the terms indicated herein or at all and risks relating to the final terms of the bonds, the use of proceeds, the final early repayment amount of the Rotem project financing, receipt of regulatory approvals and other risks and factors and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.